SECURITIES AND EXCHANGE COMMISSION

Washington, DC

In the matter of	CERTIFICATE OF
Great Plains Energy Incorporated, et al.	NOTIFICATION
File No. 70-9861

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of its subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001 (HCAR 27436), as superseded and replaced by the Commission's Order dated December 29, 2003 (HCAR 27784) in the above file (collectively, the "Order"). This Certificate reports activity for the calendar quarter ended June 30, 2004. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1.   The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale:

A.     On June 14, 2004, 5,000,000 shares of Great Plains Energy Common Stock were issued at a purchase price of $30.00 per share. As of June 8, 2004, the date of the underwriting agreement, Great Plains Energy's Common Stock closed at a price of $30.02 per share.

2.   The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

A.     During the quarter, no shares of Common Stock were issued or issuable under options granted under any Stock Plan or otherwise.

B.     During the quarter, 143,564 shares of Great Plains Energy Common Stock were purchased in the open market by, for or through the Stock Plans.

3.   If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

N/A

4.   The amount and terms of any long-term debt, preferred stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy:

A.     Great Plains Energy issued $163.6 million of FELINE PRIDES during the second quarter of 2004. FELINE PRIDES, each with a stated amount of $25, initially consist of an interest in a senior note due February 16, 2009, and a contract requiring the holder to purchase Great Plains Energy's common stock on February 16, 2007. Each purchase contract will obligate the holder of the purchase contract to purchase, and Great Plains Energy to sell, on February 16, 2007, for $25 in cash, newly issued shares of Great Plains Energy's common stock equal to the settlement rate. The settlement rate will vary according to the applicable market value of Great Plains Energy's common stock at the settlement date.

5.   The amount and terms of any short-term debt issued by Great Plains Energy or Kansas City Power & Light Company during the quarter:

A.     Great Plains Energy's total outstanding borrowings during the second quarter of 2004 under its 364-day loan facility ranged from $0 - $144 million with a weighted average interest rate of 2.11%. The borrowings represented both Eurodollar Rate borrowings ranging from $0 - $95 million at a weighted average interest rate of 2.05% and Prime Rate borrowings ranging from $0 - $49 million at a weighted average interest rate of 4.00%. Outstanding borrowings under the facility totaled $17 million at June 30, 2004 with a weighted average interest rate of 4.00%.

B.     Great Plains Energy's borrowings under its 3-year revolving loan facility during the second quarter of 2004 ranged from $0 - $20 million with a weighted average interest rate of 2.22%. The borrowings represented both Eurodollar Rate borrowings ranging from $0 - $20 million at a weighted average interest rate of 2.03% and Prime Rate borrowings ranging from $0 - $20 million at a weighted average interest rate of 4.00%. There were no outstanding borrowings under the 3-year facility at June 30, 2004.

C.     No short-term debt was issued by Kansas City Power & Light Company during the second quarter of 2004. Outstanding short-term borrowings at June 30, 2004, were $0.

6.   The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:

Guarantor	Subsidiary	Amount	Start	End	Purpose

Great Plains Energy Incorporated (Note 1)	Strategic Energy, L.L.C.	Note 1	5/23/02	Undetermined	Credit Support
Great Plains Energy Incorporated (Note 2)	Strategic Energy, L.L.C.	$54,000	6/30/03	6/30/05	Credit Support
Great Plains Energy Incorporated (Note 3)	Strategic Energy, L.L.C.	$3,000,000	4/23/04	6/25/04	Credit Support
Great Plains Energy Incorporated (Note 4)	Strategic Energy, L.L.C.	$1,000,000	4/23/04	6/25/04	Credit Support
Great Plains Energy Incorporated (Note 5)	Strategic Energy, L.L.C.	$2,000,000	4/23/04	6/25/04	Credit Support
Great Plains Energy Incorporated (Note 6)	Strategic Energy, L.L.C.	$5,512,500	6/17/04	6/30/05	Credit Support

Note 1: On May 23, 2002, Strategic Energy, L.L.C. and Great Plains Energy entered into an Agreement of Indemnity with the Federal Insurance Company. This agreement covered $92,101,655 in aggregate principal amount of surety bonds issued on behalf of Strategic Energy. In connection with the issuance of the agreement, KLT Inc. was released from its pre-existing indemnification obligations for these surety bonds; the effect of the transaction was to substitute Great Plains Energy for KLT Inc. as an indemnitor of the surety bonds. Also on that date, Strategic Energy and Great Plains Energy entered into a General Agreement of Indemnity with the Federal Insurance Company, covering all bonds to be issued on behalf of Strategic Energy, L.L.C. for the benefit of counterparties from date of agreement into the future. This latter agreement is not limited by dollar amount. The aggregate change in surety bonds issued and outstanding for the first quarter under these agreements was a reduction of $4,850,000. The total amount issued and outstanding at June 30, 2004 was $32,473,656.

Note 2: On June 30, 2004, Great Plains Energy extended its direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $54,000.

Note 3: On April 23, 2004, Great Plains Energy issued a letter of credit, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $3,000,000.

Note 4: On April 23, 2004, Great Plains Energy issued a letter of credit, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $1,000,000.

Note 5: On April 23, 2004, Great Plains Energy issued a letter of credit, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $2,000,000.

Note 6: On June 17, 2004, Great Plains Energy issued a letter of credit, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $5,512,500.

7.   The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

N/A

8.   The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

N/A

9.   The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

N/A

10.   A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

     U-6B-2 filed by Great Plains Energy on behalf of itself and certain of its subsidiaries, filed May 7, 2004.

     U-6B-2 filed by Great Plains Energy on behalf of itself and certain of its subsidiaries, filed May 27, 2004.

11.   Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter:

     The consolidated balance sheets of Great Plains Energy and Kansas City Power & Light Company are incorporated by reference to the combined quarterly report for the quarter ended June 30, 2004, on Form 10-Q dated August 6, 2004, in File No. 001-32206 and File No. 001-00707 respectively.

12.   Aggregate amount invested in Great Plains Power Incorporated as of the end of the period.

     At June 30, 2004, Great Plains Energy had invested an aggregate $4,011,435 in Great Plains Power, excluding losses of $3,619,131.

13.   Amount and principal terms of any securities issued by an ETC acquired, directly or indirectly, by GPE.
Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds
KLT Inc.	demand open account	4/1/04	$244	8.25%	N/A	KLT Telecom Inc.
		4/30/04	$929,147*	8.25%	N/A
		5/31/04	$966,419*	8.25%	N/A
		6/30/04	$1,470	8.25%	N/A
		6/30/04	$941,797*	8.25%	N/A

KLT Energy Services Inc.	demand open account	4/30/04	$236*	8.25%	N/A	KLT Telecom Inc.
		5/31/04	$245*	8.25%	N/A
		6/30/04	$239*	8.25%	N/A

* Represents monthly interest accrual.

14.   Copies of the transmission and combustion turbine leases referred to in Section II.C of the Order dated December 29, 2003 (Release No. 35-27784; 70-9861).

     Lease Agreement dated October 1, 1984, between Kansas Gas and Electric Company and Kansas City Power & Light Company, with letter agreement dated April 9, 1991 between Kansas Gas and Electric Company and Kansas City Power & Light Company (Exhibit C-40 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

     Facilities Use Agreement by and between St. Joseph Light & Power Company and Kansas City Power & Light Company for Access by Kansas City Power & Light Company to the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-41 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

     Construction and Financing Agreement by and between Associated Electric Cooperative, Inc. and Kansas City Power & Light Company for the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-42 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

     Amended and Restated Lease dated as of October 12, 2001 between Kansas City Power & Light Company and Wells Fargo Bank Northwest, National Association (Exhibit 10.2.d to Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference).

S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 27, 2004.

Great Plains Energy Incorporated

By:/s/Lori A. Wright____________
       Lori A. Wright
       Controller